JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of Pampa Energia S.A. and Pampa Inversiones S.A. agrees to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class B common shares, par value Ps. 1.00 per share, of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) and further agrees that this Joint Filing Agreement shall be included as an Exhibit to such filing. This Joint Filing Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated: September 28, 2010

Pampa Energia S.A. By: /s/ Roberto Maestretti Name: Roberto Maestretti Title: Chief Financial Officer

Pampa Inversiones S.A. By: /s/ Ricardo Torres Name: Ricardo Torres Title: President

1